Exhibit 2.2
             ASSET USAGE AND REVENUE SHARE AGREEMENT

THIS AGREEMENT IS MADE THIS 15th DAY OF DECEMBER, 2000:

                              BETWEEN:

               Gamecasters Inc.
               (Hereinafter called GameCasters)
               Having its head office in the City of Ottawa in the Province of Ontario.

                              AND:

                              Cyberdome Entertainment Inc. In
                              Trust for a Company to be
                              Incorporated
                             (Hereinafter called CyberDome ")
                             Having its head office in the City of Ottawa in the Province of Ontario.

  FOR Equipment and Intellectual
            Property:

               Located at Unit 20 St. Laurent Centre 1200 St. Laurent Blvd Ottawa On. K1K 3B8
               (Hereinafter referred to as the
               "premises")

WHEREAS GameCasters is the owner of the Equipment described in the attached schedules to this agreement ("the Equipment") whose market value approximately $1,000,0000 (One Million Dollars) and

WHEREAS GameCasters is the owner of certain Intellectual Property including but not limited to the proprietary technology consisting of the "CyberTrak" hardware and software together with the "CyberUniFace" gaming controller, an the Name "CYBERDOME" and associated trademarks goodwill and marketing programs described in the attached schedules to this Agreement ("the Name") including schedule "B" whose market value is estimated by CyberDome to be approximately $2,50,0000 (Two Million Five Hundred Thousand Dollars) and

WHEREAS CyberDome wishes transfer to a newly formed company to be incorporated both this agreement and a lease dated May 21, 1997 between Cyberdome Entertainment Inc. and 713949 Ontario Limited for premises located in the Lower Level, St. Laurent Shopping Centre known by the municipal address Unit 20, 1200 St. Laurent Blvd Ottawa On. K1K 3B8 (the "Premises") and

WHEREAS CyberDome wishes GameCasters to locate the Equipment at the Premises under a "true" lease" (whereby all right title and interest to the equipment will at all times remain with GameCasters) and also allow CyberDome to use the Name and the Intellectual Property under a "true" lease whereby all right title and interest will at all times remain with GameCasters; and

WHEREAS GameCasters and CyberDome wish to set out the terms and conditions under which GameCasters would agree to permit CyberDome to use the Name, Intellectual Property and the Equipment; and

WHEREAS GameCasters and CyberDome wish to set out the terms and conditions under which GameCasters agrees to permit CyberDome to share such revenues derived from such usage of the Name The Intellectual Property and the Equipment and shared as defined herein.

WHEREAS GameCasters and CyberDome wish to set out their respective rights and obligations as defined herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements herein and subject to the terms and conditions set out herein, the parties agree as follows:

Definitions:

Equipment: shall mean any and all equipment used in the premises including but not limited to, laser tag equipment, arcade equipment, restaurant equipment, office equipment, computer equipment, audio video equipment, furniture and fixtures, virtual reality simulators, pool tables, fixed amusements such as the climbing wall, any and all associated components to any of the equipment, telephones, fax machines, network hardware, computer software, lighting devices, tools and spare parts, leasehold improvements and any other items used in the operation of the premises.

Intellectual Property: shall mean any and all proprietary elements, including but not limited to, computer software, network hardware, any and all associated components to any of the to the proprietary computer hardware and software, laser tag equipment, arcade equipment, virtual reality simulators, marketing and membership information, business and strategic plans, marketing programs, customer and supplier lists, management and marketing programs and any internal or external studies or evaluations.

Lease Agreement: shall mean the lease dated May 21, 1997 between Cyberdome Entertainment Inc. and 713949 Ontario Limited.

Landlord: shall mean 713949 Ontario Limited also known as Devan
Properties and Morgaurd Real Estate Investment Trust.

Maintenance Budget: shall mean the money allocated to CyberDome by GameCasters under this agreement for maintenance of the equipment owned by GameCasters from the revenue derived from the Equipment, the Name, the Intellectual Property and the premises

Marketing Budget: shall mean the money allocated CyberDome by GameCasters under this agreement for marketing of the name and the premises from the revenue derived from the Equipment, the Name, the Intellectual Property and the premises

Name: shall mean the name CyberDome in any and all of its forms derivations and representations or uses without limitation including any associated visual images and associated slogans including but not limited to "The Future of Entertainment" in any and all media including all Internet URL's including but not limited to "cyberdome.ca" and "gamecasters.com".

Premises: shall mean the Lower Level of the St. Laurent Shopping Centre known by municipal address Unit 20, 1200 St. Laurent Blvd Ottawa On. K1K 3B8.
Revenue: shall mean all revenue derived from the facility including but not limited to revenue derived from the Equipment, the Name, the Intellectual Property and the premises.

Term of Agreement

  1. The term of this Agreement is to commence on April 1, 2001 and expiring upon the completion of the lease for the premises on May 31, 2007 and shall renew itself for two five (5) year terms under the same terms and conditions unless either party shall, not less than forty-five (45) days prior to the expiry of the term or any renewal thereof, give to the other, written notice of termination by registered mail to their last known place of business, provided that in no event shall this Agreement exceed a term by renewal or otherwise of fifteen (15) years.

Agreement Not to Offend the Lease

  2. The terms of this Agreement are specifically intended to comply with each and every provision of the lease dated May 31, 19977 between Cyberdome Entertainment Inc. and 713949 Ontario Limited. Should any terms of this agreement not be in compliance with the lease dated May 31, 1997 between Cyberdome Entertainment Inc.
  and 713949 Ontario Limited, then any and all such term(s) shall be amended nunc pro tunc so that this agreement will fully comply with each and every provision of the lease dated May 31, 1997 between Cyberdome Entertainment Inc. and 713949 Ontario Limited.

Control and Allocation of Revenues

  3. All revenues shall be to the account of GameCasters and at all times CyberDome shall collect funds in trust for GameCasters as its agent.

  4. Provided CyberDome complies with the terms of this Agreement, GameCasters will remit (Thirty Percent) 30% of gross revenues to CyberDome by way of Revenue Share. CyberDome agrees that these funds are adequate to comply with the requirements to pay the lease, staffing and other overhead costs for the premises while maintaining all current and future operating standards of GameCasters and agrees to meet any funding shortfall from its own resources.

  5. Provided CyberDome complies with the terms of this Agreement, GameCasters will remit up to (Ten) 10% of gross revenues to CyberDome for a Maintenance budget. CyberDome agrees these funds are adequate to fund a maintenance program maintaining all current and future operating standards of GameCasters and agrees to meet any funding shortfall from its own resources.
  6. Provided CyberDome complies with all the terms and conditions of this Agreement, GameCasters will remit (Ten) 10% of gross revenues to CyberDome to fund a Marketing budget. CyberDome agrees these funds are adequate to fund a Marketing Program maintaining all current and future operating standards of GameCasters and agrees to meet any funding shortfall from its own resources.

  7. CyberDome further guarantees that commencing on December 31, 2002 and annually thereafter, should the total net revenues received by GameCasters, in the preceding one (1) year period, net of the amounts paid to CyberDome for Revenue Share, the Maintenance budget and the Marketing budget, not total a minimum of $1,200,000 (One Million Two Hundred Thousand Dollars), then CyberDome will pay GameCasters the difference between $1,200,000 (One Million Two Hundred Thousand Dollars) and the amounts actually received by GameCasters during the preceding one (1) year period.

  8. Any tender of documents or money hereunder may be made upon the solicitor acting for the party on whom tender is required and it shall be sufficient that a negotiable, certified cheque be tendered in lieu of cash or currency.

  9. GameCasters also retains the right to remit any or all of CyberDome's share of the revenues directly to creditors at its absolute discretion. However any arrears of any rent or operating costs that are legitimately disputed by CyberDome are at the absolute discretion of GameCasters to be either included in the direction to the creditors or held by GameCasters in trust pending resolution of the dispute.

  10. Should CyberDome as part of a charitable of fund-raising event operate any or all of the Equipment, any monies generated by the operation of the equipment for such an event shall be included in the calculation of gross revenue.

  11. All pricing including but not limited to game play is subject to the approval of GameCasters.

  12. CyberDome shall immediately provide any and all financial reports required by GameCasters.

No Representations or Warranties From GameCasters

  13. It is agreed that there is no representation, warranty, collateral agreement or condition affecting this agreement except as expressed in it.

  14. It is further agreed that GameCasters makes no representation or warranty of any kind, express or implied, including, without limitation, as to title of the Equipment, the state, condition or location of the Equipment or as to CyberDome's right to acquire or use the Equipment. CyberDome accepts the Equipment on an "as is" and "where is" basis without representation or warranty from GameCasters.

GameCasters' Responsibilities

  15. GameCasters shall provide Equipment to be used on the Premises, which shall not be removed from the premises, without the express written consent of GameCasters.

  16. GameCasters shall allow CyberDome to use the Name and other Intellectual Property, provided that at all times CyberDome remains in strict compliance with any and all requirements of such use which shall be determined from time to time by GameCasters at its absolute discretion. CyberDome agrees that immediately upon the request of GameCasters it will cease using the name and or mark.

  17. GameCasters will remit on a monthly basis the amounts agreed upon herein for Revenue Share, The Marketing budget and The
  Maintenance budget.

CyberDome's Responsibilities

  18. CyberDome shall provide a prominent area within the Premises for the Equipment and shall provide all necessary design, decor and signage to operate the equipment for the public, CyberDome shall consult with GameCasters to and determine the location area, decor and signage for the Equipment. After installation, CyberDome shall not move or cause or suffer the Equipment to be moved from the Premises unless with prior written approval from GameCasters.

  19. CyberDome shall provide at its expense, all electricity as required to operate the Equipment during CyberDome's hours of operation as defined in the Lease Agreement. CyberDome shall provide and pay for any and all staffing required to permit the safe and efficient operation of the Equipment.

  20. CyberDome will undertake to maintain the Equipment in "like new" condition and in full working order. The cost of any and all maintenance required to maintain the Equipment in "like new" condition shall be borne by CyberDome and any component of the Equipment determined to be rendered defective as a result of normal wear and tear shall also be replaced by CyberDome at no cost to GameCasters.

  21. CyberDome shall report any Equipment malfunction or breakdown to GameCasters immediately upon discovery and will effect repairs by a qualified service technician within twenty-four hours of such an Equipment failure.

  22. CyberDome shall at all times permit GameCasters and its agents and assigns without limitation, to attend upon the premises at any all times without advance or any notice to inspect the equipment. If upon inspection GameCasters at its absolute discretion deems the equipment to be in need of repair then CyberDome will affect repairs by a qualified service technician within twenty-four hours of such a deemed Equipment failure. If in the sole opinion of GameCasters, CyberDome will be unable to complete the repairs in the allotted time or lacks the expertise to complete them at all, then GameCasters shall be entitled to immediately repair the equipment either directly or through the use of its agents and offset the cost of the repairs against CyberDome's share of the maintenance budget and if necessary the revenue share and if necessary the marketing budget.

  23. CyberDome shall insure the Equipment against fire, theft, flood, malicious or accidental damage, at replacement value, as deemed by GameCasters and will provide GameCasters with a certificate of insurance evidencing said replacement cost coverage showing GameCasters to be the insured. CyberDome agrees to adjust the amount of the certificate annually, or more frequently if required to ensure adequate replacement value coverage is in place.

  24. CyberDome shall not disconnect the supply of electricity to the Equipment unless approved in writing by GameCasters even if the Equipment is inoperative due to malfunction or poor maintenance or GameCasters overdue in payments.

  25. CyberDome shall obtain liability insurance for the Equipment in the minimum amount of $5,000,000 (Five Million Dollars).

  26. CyberDome shall agree to use any and all accounting systems and or hardware or software required by GameCasters including but not limited to, card readers, game and facility management software cash management and or replacement systems and any other cash or facility management tools deemed necessary. CyberDome shall at all times permit GameCasters and its agents and assigns without limitation, to attend upon the premises at any all times without advance or any notice to inspect any or all systems to confirm that CyberDome is complying with this requirement.

GameCasters To Have Exclusive Right To Provide Equipment

  27. During the term of this Agreement, GameCasters shall have the exclusive right but not the obligation to be CyberDome's sole supplier of any all equipment used in the facility. In the event GameCasters elects not to provide a piece of equipment requested by CyberDome then CyberDome shall, only upon the written consent of GameCasters, be entitled to seek the equipment from another supplier provided that GameCasters shall have the right but not the obligation to match the terms proposed by that supplier. GameCasters acceptance of any equipment from another in is not a waiver of its rights under this clause, which shall remain in full force and effect.

  28. GameCasters shall have the first right but not the obligation to provide and install all revenue generating
  Equipment and Interactive Entertainment Equipment in any and all future locations owned, franchised or operated by CyberDome.

GameCasters To Have Exclusive Ownership of Equipment Including
Upgrades and Assesions

  29. CyberDome shall not interfere or attempt to interfere with GameCasters ' ownership of this Equipment which Equipment shall at all times remain the property of GameCasters.

  30. CyberDome shall not directly or indirectly pledge or otherwise encumber the equipment in any way, which Equipment shall at all times remain the exclusive property of GameCasters.

  31. CyberDome agrees any enhancements upgrades additions or improvements of any kind including but not limited to the replacement or upgrade of any or all of the equipment's hardware or software shall form part of the equipment which shall at all times remain the exclusive property of GameCasters.

  32. CyberDome irrevocably assigns any and all current and future right, title or interest it would otherwise have due to any such improvement enhancements upgrades additions or improvements of any kind including but not limited to the replacement or upgrade of any or all of the equipment's hardware or software to GameCasters

GameCasters To Have Exclusive Ownership of Name, URL's Customer
Lists and Goodwill

     33. CyberDome shall not interfere or attempt to interfere with GameCasters ' ownership or control of the Name which Name shall at all times remain the property of GameCasters. The name includes but is not limited to, "CyberDome", "The Future of Entertainment", "CyberTrak", "cyberdome.ca", "gamecasters.com" and any and all other commercial representations.


  34. CyberDome agrees Customer lists, Membership Programs, Training Programs or Customer Goodwill including any enhancements upgrades additions or improvements of any kind including but not limited to Internet sites, membership lists, curriculum development marketing and continuity programs, shall form part of the name which shall at all times remain the exclusive property of GameCasters.

  35. GameCasters shall permit CyberDome to use the name in conjunction with the premises subject to cancellation without notice at the sole discretion of GameCasters provided CyberDome agrees to immediately cease using the name and any and all programs derived from it upon such cancellation and irrevocably waives any right to damages however caused resulting from such a cancellation.

  36. CyberDome agrees that it is using the name for the premises only and will fully completely and immediately take any and all steps necessary to preserve and protect the name from any abuse, misuse, or use by any unauthorised party and to comply with any and all terms and conditions GameCasters may require in consideration for the use of the name. These conditions include but are not limited to developing and funding reasonable advertising and marketing programs to promote the name, provided all such programs are subject to the prior written approval of GameCasters.

GameCasters To Have Exclusive Control of Equipment Including
Exchange and Removal

  37. At its discretion, GameCasters may exchange any or all of the Equipment from the Premises without formal notice, providing replacement equipment, which in the opinion of GameCasters is similar in nature.

  38. GameCasters may at its discretion remove any Equipment from the premises with five (5) days written notice, and such removal shall not constitute a breach of the terms and conditions of this Agreement.

  39. GameCasters retains the right to withhold access to, or physically remove, the Equipment in the event that CyberDome defaults under the terms and conditions of the lease dated May 21, 1997 between Cyberdome Entertainment Inc. and 713949
  Ontario Limited.   GameCasters shall have the right but not
  the obligation, should CyberDome not remedy any default with their landlord, to negotiate a new lease with the Landlord without compensation to CyberDome.

GameCasters To Have Exclusive Control of Name Including
Substitution and Cancellation

  40. At its discretion, GameCasters may substitute any or all of the programs which derive from the name without notice, and CyberDome irrevocably waives any right to damages however caused resulting from such substitution, which shall not constitute a breach of this Agreement.

  41. GameCasters may cancel any or all of the programs or activities which derive from the name with five (5) days written notice, in consideration for GameCasters entering into this agreement CyberDome irrevocably waives any right to damages however caused resulting from such cancellation, and such cancellation shall not constitute a breach of the terms and conditions of this Agreement.

Resolution of Disputes

  42. Should GameCasters believe that there is a violation of the terms of this Agreement then GameCasters shall provide written notice of the alleged violation to CyberDome, stating the terms and conditions that would correct the violation and will provide the other party 15 days to correct the violation. Should CyberDome not agree with the terms and conditions to correct the violation then GameCasters shall be free to terminate the agreement without further notice or penalty.

  43. Should CyberDome believe that there is a violation of the terms of this Agreement then CyberDome shall provide written notice of the alleged violation to GameCasters, stating the terms and conditions that would correct the violation and will provide GameCasters 15 days to correct the violation. Should GameCasters agree with the terms and conditions to correct the violation then CyberDome and GameCasters would agree to an arbitrated solution.

No Assumption of Liabilities by GameCasters

  44. The parties agree that GameCasters does not agree to assume any liability whatsoever of CyberDome including but not limited to the claims of creditors, secured or unsecured, employees, claims for taxes, levies or charges of any type whatsoever, actual, statutory or deemed with respect to the Assets.

Notice

     44.3.1 Any notice required or permitted to be given hereunder shall be in writing and shall be effectively given if (i) delivered personally, (ii) sent by prepaid courier service or mail, or (iii) sent prepaid by telecopier, telex or similar means of electronic communication (confirmed on the same or following day by prepaid mail) addressed, in the case of notice to CyberDome, as follows:

                    Cyberdome Entertainment Inc.
                    Unit 20, 1200 St. Laurent Blvd
                    Ottawa On. K1K 3B8
                    Attention: Tim McRae

    And in the case of GameCasters as follows:
                    GameCasters Inc.
                    470 Newlands Road,
                    West Vancouver B.C.V7T 1W1
                    Attention: Eric Hutchingame

  45. Any notice so given shall be deemed conclusively to have been given and received when so personally delivered or sent by telex, telecopier or other electronic communication or on the second day following the sending thereof by private courier or mail. Any party hereto or others mentioned above may change any particulars of its address for notice by notice to the others in the manner aforesaid.

Assignment of Agreement

  46. GameCasters shall be free to assign this agreement in whole or in part without notice to CyberDome.

  47. CyberDome shall not assign this agreement without the written consent of GameCasters who may unreasonably withhold such consent.

Entire Agreement

  48. This Agreement constitutes the entire agreement between the Parties and except as herein stated and for the instruments and documents to be executed and delivered pursuant hereto, and contains all of the representations and warranties of the GameCasters. There are no oral representations or warranties from GameCasters of any kind. This Agreement may not be amended or modified in any respect without the written approval of GameCasters.

General

  49. The division of this Agreement into Articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

  50. Words importing the singular number include the plural and vice-versa; words importing the masculine gender include the feminine and neuter genders.

  51. All dollar amounts referred to in this Agreement are in lawful money of The United States of America

  52. CyberDome hereby agrees that all provisions of this Agreement, shall forever survive the execution and delivery of this Agreement and any and all documents delivered in connection herewith.

  53. This Agreement shall be interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

  54. This Agreement shall enure to the benefit of and be binding on the respective heirs, executors, administrators and assigns of each of the parties.

  55. The recitals to this Agreement are true and accurate and form part of this Agreement.

  56. The schedules to this Agreement, and any lists thereto, form part of this Agreement.


     IN WITNESS WHEREOF, this Agreement has been executed by the parties, attested by the hands of duly authorized officers:

     THIS AGREEMENT is hereby accepted this 15th day of December
2000.

                                  CyberDome Entertainment Inc.


                                  Per:
                                   ___________________________
                                   Name: Tim McRae President
                                   I have authority to bind the
                                   corporation

                                   GameCasters Inc.



                                    Per:
                                    ___________________________
                                    Name: Eric Hutchingame
                                    President
                                   I have authority to bind the
                                   corporation